EXHIBIT 4.2

DESCRIPTION OF SECURITIES

The following is a description of the material provisions of our capital stock, as well as other material terms of our Amended and Restated Articles of Incorporation and Bylaws. We refer you to our Amended and Restated Articles of Incorporation, as amended, and Bylaws, copies of which have been filed as exhibits to this report.

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.0001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that elections for directors shall be by a plurality of votes. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating subsidiary, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control. As of the date of this Current Report, the Board has designated 1,000 Series A Convertible Preferred Stock, 3,000,000 Series B Preferred Stock and 1,000,000 Series C Preferred Stock. As of the date of this Current Report, there are outstanding 1,000 shares of Series A Convertible Preferred Stock and no shares of Series B or Series C Preferred Stock.

Series A Convertible Preferred Stock

A summary of the Certificate of Designation for the Series A Convertible Preferred Stock is set forth below:

Voting. Except as provided otherwise under law, holders of the Series A Convertible Preferred Stock are entitled to vote only on matters pertaining to the Series A Convertible Preferred Stock and will have no voting rights on matters presented to holders of our Common Stock.

Conversion. Shares of Series A Convertible Preferred Stock is convertible, at any time at the option of the holder, at a ratio of one (1) Common Share for every twelve thousand (12,000) shares of Series A Convertible Preferred Stock. Notwithstanding the foregoing, conversion shall be restricted to prohibit a holder of the Series A Preferred Stock from holding Common Stock in excess of 4.95% of the issued and outstanding shares of our Common Stock.

Dividends. Holders of the Series A Convertible Preferred Stock shall not be entitled to receive dividends.

Liquidation. Holders of the Series A Convertible Preferred Stock then outstanding shall not be entitled to any liquidation preference.

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Series B Preferred Stock

A summary of the Certificate of Designation for the Series B Preferred Stock is set forth below:

Voting. Except as required under law, holders of the Series B Preferred Stock are not entitled to vote.

Conversion. Each share of Series B Preferred Stock is convertible, at any time at the option of the holder, into one thousand (1,000) shares of Common Stock. Notwithstanding the foregoing, conversion shall be allowed only if the converting holder of the Series B Preferred Stock does not end up with Common Stock in excess of 4.95% of the issued and outstanding shares of our Common Stock.

Dividends. Holders of the Series B Preferred Stock shall not be entitled to receive dividends.

Liquidation. Holders of the Series B Preferred Stock then outstanding shall not be entitled to any liquidation preference.

Series C Preferred Stock

A summary of the Certificate of Designation for the Series C Preferred Stock is set forth below:

Voting. Except as provided otherwise under law, holders of the Series C Preferred Stock are entitled to vote on matters presented to holders of our Common Stock as if they held one hundred thousand (100,000) shares of Common Stock for each one (1) share of Series C Preferred Stock.

Conversion. Shares of Series C Preferred Stock are convertible, at any time at the option of the holder, at a ratio of one (1) Common Share for every one (1) share of Series C Preferred Stock.

Dividends. Holders of the Series C Preferred Stock shall not be entitled to receive dividends.

Liquidation. Holders of the Series C Preferred Stock then outstanding shall not be entitled to any liquidation preference.

Anti-takeover Effects of Our Amended and Restated Articles of Incorporation and Bylaws

Our Amended and Restated Articles of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our board of directors and management. According to our bylaws and articles of incorporation, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors.

•	No Cumulative Voting. The Nevada Revised Statutes provide that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of the Company by replacing its board of directors.
•	Issuance of “Blank Check” Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of “blank check” preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise;
•	Bylaws Amendments Without Stockholder Approval. Our Amended and Restated Bylaws provide that a majority of the authorized number of directors will generally have the power to adopt, amend or repeal our bylaws without stockholder approval;
•	Broad Indemnity. We are permitted to indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. This provision may make it more difficult to remove directors and officers and delay a change in control of our management.

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Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless:

•	the transaction was approved by the board of directors prior to the person becoming an interested stockholder or is later approved by a majority of the voting power held by disinterested stockholders, or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Because we have less than 200 shareholders of record, these “business combination” provisions do not currently apply to us. We intend to amend our Amended and Restated Articles of Incorporation to elect not to be governed by the “business combination” provisions.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation's stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right.

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These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the disinterested stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. Our Amended and Restated Articles of Incorporation state that we have elected not to be governed by the “control share” provisions, therefore such provisions currently do not apply to us.

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